UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                   Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                     800013
                                 (CUSIP Number)

                            Fannie Buck L. Sanderson
                               34 Broadmoor Drive
                            Laurel, Mississippi 39440
                                 (601) 649-1336
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 August 16,2000
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following _.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Fannie Buck L. Sanderson

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) o
            (b) o

3)    SEC USE ONLY


4)    SOURCE OF FUNDS (See Instructions)

            Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

            ---------------

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                        (7)   SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                  0 shares  of Common  Stock,  $1.00 par value per
                             share ("Common Stock")
OWNED BY
EACH                    (8)   SHARED VOTING POWER
REPORTING
PERSON                        0 shares of Common Stock
WITH
                           (9) SOLE DISPOSITIVE POWER

                              0 shares of Common Stock

                          (10) SHARED DISPOSITIVE POWER

                              0 shares of Common Stock

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 shares of Common Stock

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            _

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

14)   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

Preliminary Statement

      This statement on Schedule 13D is filed on behalf of the Reporting Person, who was qualified as the executrix of the estate (the "Estate") of her husband, Dewey R. Sanderson, Jr., on December 20, 1999. At that time, she filed a statement on Schedule 13D, as she may have been deemed to have acquired the beneficial ownership of 3,268,482 shares of common stock, par value $1.00 per share, of Sanderson Farms, Inc. (the "Common Stock") that are beneficially owned by the Estate. The Executrix disclaimed beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. On August 16, 2000, the Reporting Person was replaced as executrix of the Estate by two of her sons, Robert Buck Sanderson and Hugh V. Sanderson, who were qualified as co-executors of the Estate. On August 18, 2000, Mrs. Sanderson disclaimed and renounced any and all interest in the Common Stock of the Estate bequeathed to her or to which she may otherwise be entitled under the Mississippi laws of descent and distribution. This Amendment No. 1 to Schedule 13D is filed on behalf of the Reporting Person to report that she has ceased to be the beneficial owner of more than 5% of the Common Stock of Sanderson Farms, Inc.

ITEM 5.  Interest in Securities of the Issuer.

      (a)   Not applicable.

      (b)   Not applicable.

      (c) During the past sixty days, Mrs. Sanderson has not effected any transactions involving the Common Stock of the Company, except on August 18, 2000, Mrs. Sanderson disclaimed and renounced any and all interest in the 3,268,482 shares of Common Stock of the Estate bequeathed to her by Dewey R. Sanderson, Jr. or to which she may be entitled under the Mississippi laws of descent and distribution, and, on August 16, 2000, she was replaced as executrix of the Estate.

      (d)   Not applicable.

      (e) Mrs. Sanderson ceased to be the beneficial owner of more than 5% of the Common Stock on August 16, 2000.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                          /s/Fannie Buck L. Sanderson
                                          ---------------------------
                                               Fannie Buck L. Sanderson


Dated: September 22, 2000